LADENBURG THALMANN & CO. INC.

                                December 18, 2006

VIA EDGARLINK AND FACSIMILE
---------------------------

Peggy Fisher, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, D.C.  20549

         Re:      Universal Power Group, Inc.
                  Registration Statement on Form S-1
                  File No. 333-137265

Dear Ms. Fisher:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned, Ladenburg Thalmann & Co. Inc. and Wunderlich Securities, Inc. (the "Underwriters"), as the Underwriters of the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Universal Power Group, Inc. that the effective time of the above-captioned Registration Statement be accelerated to 4:15 p.m. Eastern Time, on December 20, 2006, or as soon thereafter as practicable.

     In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of the preliminary prospectus dated November 30, 2006:

   TO WHOM DISTRIBUTED                                      NUMBER OF COPIES
   -------------------                                      ----------------
   Retail brokerage offices                                     2,150
   Institutions (including prospective underwriters)              200
   Total                                                        2,350

         With respect to Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, we wish to advise the Commission that the Underwriters have distributed or will distribute copies of the preliminary prospectus at least 48 hours prior to the date it is expected that confirmations of sale will be mailed. Selected Dealers, if any, will represent that they will comply with Rule 15c2-8.

         The Commission is advised that the amount of compensation to be allowed or paid to the Underwriters, to be disclosed in the Registration Statement, as amended, will not exceed an amount that has been approved by the National Association of Securities Dealers, Inc.

                                    Very truly yours,

                                    LADENBURG THALMANN & CO. INC.
                                    WUNDERLICH SECURITIES, INC.

                                           /s/ Robert Kropp
                                      ------------------------------------
                                         LADENBURG THALMANN & CO. INC.

                                         By: Robert Kropp